EXHIBIT 99.1

NEWS RELEASE
Completel Europe N.V.                      Investor Contact:
Blaak 16                                   Catherine Blanchet, Director of
3011 TA Rotterdam                          Investor Relations
The Netherlands                            Tel: +33 1 72 92 20 32
+31 10 43 00 844                           e-mail: ir@completel.fr

Ticker: CLTL                               Press Contact:
ParisBourse: CTL                           Laurence Dutrey,
                                           Grayling Euro RSCG PR & Corporate
December 16, 2002                          Tel: +33 1 41 34 17 34
                                           e-mail: l.dutrey@grayling.fr



                         M. Jean-Marie DESCARPENTRIES

                                M. Duncan LEWIS

                           M. Jean-Pierre VANDROMME

                              M. Dominique VIGNON


                    join the Supervisory Board of Completel



Paris, December 16, 2002 - Completel Europe N.V. (the "Company") has announced that the extraordinary general meeting held today appointed members of the Supervisory Board of Directors.

The new Supervisory Board is now composed of outside members

         M. Jean-Marie Descarpentries, President of the Board of Sidel, and former CEO of Carnaud Metalbox and Bull

         M. Duncan Lewis, former President and CEO of GTS Inc. and Managing Director of Equant N.V.

         M. Jean-Pierre Vandromme, Chairman, President and CEO of Ventelo

         M. Dominique Vignon, Chairman of the Board of Directors of Gemplus Card International and former Chairman and CEO of Framatome and members representing historical shareholders who reinvested in the Company

         M. James C. Allen, member of the Board since March 2000, is Investment Director and member of Meritage Investment Partners LLC and former President and CEO of Brooks Fiber Properties Inc.

         M. Lawrence F. DeGeorge, member of the Board since 1998, is President and CEO of LPL Investment Group Inc.


Jerome de Vitry, President and CEO of Completel Europe N.V. commented : <<The new directors will provide Completel with their experience of leaders of large multinational groups, as well as famous companies in the telecom sector. New independent directors along with shareholders representatives will guarantee the efficiency of the Supervisory Board. We're pleased to benefit from the great competence from the new members and we thank them for joining our supervisory board. This will support the future development of Completel as a leading alternative operator in France.>>


Completel Europe NV (ParisBourse: CTL).
Completel is a facilities-based provider of fibre optic local access telecommunications and Internet services to business end-users, carriers and ISPs with activities predominantly located in France.

 Paris office: Tour Egee, 9-11 allee de l'Arche, 92671 Courbevoie Cedex, FRANCE
                            Tel: +33 1 72 92 20 00
                               www.completel.com